
13000037

2012 Annual Report


MACOM
Technology Solutions






M/A-COM Technology Solutions Holdings, Inc. (MTSI) is a leading provider of high-performance analog semiconductor solutions for use in wireless and wireline applications across the radio frequency (RF), microwave and millimeterwave spectrum. We leverage our system-level expertise to design and manufacture differentiated, high-value products for customers who demand the highest performance, quality and reliability.

Our Mission

To be the market leader in high performance semiconductors for wireless and wireline applications

To address customers' most complex problems with innovative products and integrated solutions

To increase shareholder value by achieving profitable, defensible and sustainable growth

FY12 Revenue by Market


28%
41%
31%
Networks
Aerospace & Defense
Multi-Market

FY10 to FY12 Revenue and Non-GAAP* Gross Margin


36.7%
43.1%
45.5%
$260.3
$310.3
$302.2
Gross Margin:%
Revenue: $ Million
FY10
FY11
FY12

$302 million
Revenue

19%
Y/Y Growth Non-GAAP* Operating Profit

FY10 to FY12 Non-GAAP* Operating Profit


$26.3
$51.9
$61.9
$ Million
FY10
FY11
FY12

MTSI has a fiscal year ending the Friday closest to September 30th.

* Non-GAAP gross margin, operating profit and net income exclude the effects of certain charges as further explained in a reconciliation on the back cover of this annual report.

To Our Shareholders
January 2013



John Croteau
President and
Chief Executive Officer

I am proud to share with you our first annual report as a public company, highlighting how we are executing on our strategy and why we are well positioned for long term growth and profitability.

Delivering Results

We reported fiscal year revenue of $302 million, non-GAAP operating profit of $62 million, up 19% from the previous year, and non-GAAP net income of $42 million, up 27% from the previous year, demonstrating solid execution by the M/A-COM team despite a challenging macro-economic environment. Our non-GAAP gross margin of 45.5% was up from 43.1% in the previous year. We finished the year with $85 million in cash and cash equivalents, no debt, and an untapped credit line of $125 million. We have subsequently extended the credit line to $150 million, further solidifying our financial position as we enter fiscal year 2013. Moving forward, we are confident that our broad base of diverse customers and end markets, new product pipeline, intimate customer collaboration, and focus on operational excellence will allow us to capture future growth and increase operating margins.

During the year we conducted a successful Initial Public Offering, transitioned to a new CEO and continued to reinvest in our business to bring value to our shareholders.

Focused on Executing Strategic Initiatives

Our core strategy is to develop innovative, high-performance RF and microwave products that address our customers' most difficult technical challenges in key growth markets. Over the last two years, we have rebuilt our R&D team, nearly doubling the number of engineers focused on new product development. This investment has resulted in 119 new products released in fiscal year 2012. We continue to build our product portfolio, positioning ourselves for future design wins, while leading the commercialization of next-generation Gallium Nitride power transistors, pallets and monolithic microwave ICs. We believe these new products will further enable us to gain market share, deliver solid profitability, reinvest in our business, and deliver value to our shareholders.

Building Strength Through Diversity in Products, Customers and End Markets

Building upon six decades of leadership and innovation in the RF and microwave industry, our core business in standard, catalog products remains a solid foundation for long-term growth and profitability. By leveraging one of the industry's largest product portfolios, we service over 6000 customers across a wide array of applications. In addition, we continue to be a clear leader in the high-performance RF and microwave diode market, where we believe we have twice the market share of our closest competitor. As a strategic, broad-line supplier to market leading OEMs worldwide, we are poised to capture leadership positions in select, high-margin areas of the Networks and Aerospace & Defense markets.

Wireless Data Traffic Drives Network Growth

The proliferation of mobile computing devices such as smartphones and tablets coupled with bandwidth rich services such as video on demand and cloud computing is forecasted to drive exponential growth in Internet data traffic. According to Cisco's 2012 Visual Networking Index report, mobile data traffic alone is forecast to increase 18-fold by 2016, surpassing IP traffic from wired devices. Internet video to TV is expected to increase 6-fold by 2016 and Video on Demand is expected to triple over the same period. Upgrades to existing networks will need to occur in order to expand capacity to support consumer demand for faster data rates and higher quality video connections. In anticipation of the upgrades and new deployments required, we collaborate closely with our strategic customers to develop products that place us in a strong position to capture market share.

In fiscal year 2012, M/A-COM introduced several key new product families that directly contribute to the build out of next generation networks, and will serve as the basis for our continued growth. These products include our 18, 23 and 42 GHz RF front end chipsets for wireless backhaul, optoelectronic transimpedance amplifiers targeting 100G fiber optic networks, as well as forward and reverse path amplifiers and filters for cable TV/broadband infrastructure for the DOCSIS3.1 upgrade. We believe our new product pipeline puts us in a strong position to service capacity expansion requirements for the growing Networks market.

We are confident that our broad base of diverse customers and end markets, new product pipeline, intimate customer collaboration, and focus on operational excellence will allow us to capture future growth and increase operating margins.

Upgrading Aerospace & Defense Capabilities

Despite global concerns of reduced government spending, semiconductor content in Aerospace & Defense is forecasted to grow, with particular emphasis on upgrading radars and battlefield communications to improve situational awareness. Additionally, commercial radars are forecasted to grow driven by the upgrade of aging air traffic control networks worldwide. According to a 2010 report by ABI Research, the high-power RF semiconductor market specifically for pulsed radar applications is forecast to grow at a 5 year compound annual growth rate of 9%.

M/A-COM is a market leader in this space, and to reinforce our position, we've introduced several new technology innovations in fiscal year 2012. They include our Gallium Nitride Smart Pallet, which allows our customers to reduce their design cycle time, optimize their system performance, and reduce their bill of materials for a more cost effective solution overall. An additional product innovation is our family of Switch Limiters, which leverages our proprietary Heterolithic Microwave Integrated Circuit (HMIC) technology, providing high performance protection circuitry for radar systems. We are in a strong position to gain market share and grow revenue across traditional and emerging defense applications. We believe our status as a six-decade supplier to Aerospace and Defense applications, paired with our domestic manufacturing footprint, gives us a strategic competitive advantage.

Looking Ahead

Our fiscal year 2012 results were solid despite the backdrop of a challenging global economic climate, and we firmly believe M/A-COM is well-positioned with the right technologies and products – and strategically engaged with the right customers in the right markets – for long-term growth and profitability. Looking ahead, we will continue to focus on innovation, top line growth, margin expansion, and operational efficiencies to further bolster M/A-COM's market position and operating margins. We are encouraged by the progress we are making in executing our strategic initiatives and we remain committed to outperforming the industry as a whole.

Lastly, I would like to take this opportunity to thank our customers for their continued confidence in us, and our employees for their dedication and commitment to excellence. Also, we thank you, our shareholders, for your support over the last year. With your help, we have begun a transformation that we believe will make M/A-COM a role model for growth and profitability for the decade to come.

Sincerely,



John Croteau
President and Chief Executive Officer

Key Growth Areas

Point-to-Point
Innovative chipset solutions enabling capacity expansion in wireless backhaul networks to support the growth of data traffic.



Optoelectronics
40G and 100G products enabling system upgrades to deliver the high quality video and voice services demanded by the increased use of smartphones and tablets.



Satellite Communications
Broad portfolio of products enabling global satellite communications networks for commercial and military applications.



CATV/Broadband
High performance amplifiers and filters to enable DOCSIS3.1 network upgrades needed to deliver bandwidth-rich content faster.



MACOM Technology Solutions

Officers



John Ocampo
Chairman & Director

John Ocampo has served as our Chairman and as a director since our inception in March 2009. Mr. Ocampo has also served as President of GaAs Labs, LLC, a private investment fund targeting the communications semiconductor market, since co-founding it in February 2008. He co-founded and served as director of Sirenza Microdevices and also served as a director of RFMD.



John Croteau
President & Chief Executive Officer

John Croteau has served as our President & Chief Executive Officer and director since December 2012. John has nearly 30 years of global semiconductor experience in various operational and management positions previously at NXP Semiconductors and Analog Devices, Inc.



Conrad Gagnon
Chief Financial Officer

Conrad Gagnon has served as our Chief Financial Officer since March 2009. Prior to that, Mr. Gagnon served for more than 25 years in roles of increasing responsibility associated with related business lines at Cobham and Tyco Electronics.



Michael Murphy
Vice President, Engineering

Michael Murphy has served as our Vice President, Engineering, since November 2009. He previously served as Vice President of Engineering of the Networks Division of TriQuint Semiconductor, Inc., a supplier of RF components for wireless communications.

Management Team

Robert Dennehy
Vice President, Operations

Jack Kennedy
Vice President, Sales

Suja Ramnath
Vice President & General Manager

William Van Anglen
Vice President, Human Resources

Jihye Whang
Vice President & Chief Strategy Officer

Board of Directors

John Ocampo
Chairman

John Croteau
President, Chief Executive Officer & Director

Charles Bland
Director

Peter Chung
Director

Gil Van Lunsen
Director

Susan Ocampo
Director

Contacts

Investor Relations
Shelton Group
Phone: 972-239-5119

Transfer Agent
American Stock Transfer & Trust Company LLC
6201 15th Avenue, Brooklyn, NY 11219

Stock Listing
Our common stock is listed on the NASDAQ Global Select Market under the symbol "MTSI".

Auditor
Deloitte & Touche LLP
Boston, MA

Legal Counsel
Perkins Coie LLP
Denver, CO

Corporate Headquarters
100 Chelmsford St., Lowell, MA 01851

M/A-COM Tech Website
www.macomtech.com

Reconciliation of GAAP to Non-GAAP Results

Fiscal Year Ended	September 28, 2012		September 30, 2011		October 1, 2010	
	Amount	*Gross Margin*	*Amount*	*Gross Margin*	*Amount*	*Gross Margin*
Gross profit and margin - GAAP	$ 134,902	44.6%	$ 131,860	42.5%	$ 93,743	36.0%
Amortization expense	1,988	0.7	1,588	0.5	1,594	0.6
Non-cash compensation expense	715	0.2	335	0.1	194	0.1
Non-GAAP gross profit and margin	$ 137,605	45.5%	$ 133,783	43.1%	$ 95,531	36.7%
Income from operations - GAAP	$ 56,391		$ 45,927		$ 17,854	
Amortization expense	3,305		2,657		2,689	
Non-cash compensation expense	3,762		1,557		1,545	
Optomai litigation costs	484		-		-	
Accretion of contingent consideration	(3,922)		210		2,000	
Restructuring charges	1,862		1,499		2,234	
Non-GAAP operating profit	$ 61,882		$ 51,850		$ 26,322	
Net income (loss) - GAAP	$ (1,016)		$ (1,016)			
Amortization expense	2,361		2,578			
Non-cash compensation expense	2,688		1,511			
Optomai litigation costs	346		-			
Accretion of contingent consideration	(2,802)		204			
Restructuring charges	1,330		1,454			
Accretion of common stock warrant liability	(3,175)		5,080			
Accretion of Class B conversion liability	44,119		39,737			
Non-cash interest expense	194		742			
Discontinued operations	-		(754)			
Non-recurring tax items	(1,961)		(16,351)			
Non-GAAP net income	$ 42,084		$ 33,185			

Reconciliation
Management does not believe that the excluded items are reflective of M/A-COM's underlying performance. The exclusion of these and other similar items from M/A-COM's non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent or unusual. M/A-COM believes this non-GAAP financial information provides additional insight into M/A-COM's on-going performance and has therefore chosen to provide this information to investors for a more consistent basis of comparison and to help them evaluate the results of M/A-COM's on-going operations and enable more meaningful period to period comparisons. These non-GAAP measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.


MACOM
Technology Solutions

The First Name in Microwave

M/A-COM Technology Solutions Holdings, Inc.
100 Chelmsford Street
Lowell, Massachusetts 01851

www.macomtech.com